EXHIBIT 3.1

Amendment to Bylaws (Section 2.2)

Number, Term and Qualification. The number of directors of the Corporation shall be between five (5) and nine (9) with the exact number to be determined from time to time by resolution of the Board of Directors. Directors shall hold office for one year until the next annual meeting or until their successors shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the board of directors, however resulting, may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director elected to fill a vacancy shall hold office only until the next election of directors by the stockholders. Directors need not be residents of the State of Delaware or stockholders of the Corporation.